SEC File Number:    333-161052

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      .Form 10-K       .Form 20-F       .Form 11-K   X  .Form 10-Q

      . Form N-SAR       .Form N-CSR

For Period Ended: June 30, 2012

      .Transition Report on Form 10-K

      .Transition Report on Form 20-F

      .Transition Report on Form 11-K

      .Transition Report on Form 10-Q

      .Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FUEL DOCTOR HOLDINGS, INC.

Full name of Registrant

N/A

Former Name if Applicable

23961 Craftsman Road LM

Address of Principal Executive Office (Street and Number)

Calabasas, CA 91302

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|    (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without

  X  .

|

unreasonable effort or expense;

|    (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form

|

11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth

|

calendar day following the prescribed due date; or the subject quarterly report or transition report

|

on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the

|

prescribed due date; and

|    (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if

|

applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

   Mark Soffa

      (818)

       224-5678

       (Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   Yes  X  . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  X  . No      .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to August 24, 2011, the registrant was a shell corporation known as Silverhill Management Services, Inc., which was not engaged in any active business. On August 24, 2011, the registrant acquired Fuel Doctor, LLC, a California limited liability company ("FDLLC"), in a transaction which is accounted for as a reverse acquisition. As a result, the results of operations for periods prior to August 24, 2011, will be the results of operations of FDLLC, which is the accounting acquirer.

FUEL DOCTOR HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2012

        By:

/s/ Mark Soffa

Mark Soffa

Chief Executive Officer